Exhibit 99.104

IPA Delivers Lead Candidate Antibodies from B Cell Select™ Platform for at Home SARS-CoV-2 Diagnostic Test

Also signs Definitive Commercial Agreement with University of Victoria

VICTORIA, BC, Oct. 8, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced an update on their NSERC-funded partnership with the University of Victoria for the generation of a real-time cell-phone based COVID-19 antibody diagnostic test.

In May, the Company announced the partnership objective to develop a colorimetric, easy to use, saliva test for the detection and screening of SARS-CoV-2. The test is designed to have a detectable color change that can be easily measured using a cell phone camera and application. The results, including the general location (by zone rather than by specific household, to comply with privacy rights) of the test, can be uploaded to a cloud-hosted database. This will provide immediate information about the number of infections and the general locations to the health authorities.

Dr. Alexandre Brolo’s lab at the University of Victoria has succeeded in optimizing the chemistry to be used in a critical part of the diagnostic application- the consistent modification of strips with nanoparticles that present a distinct color change upon the binding of antibodies to SARS-CoV-2 proteins.

As an additional milestone in the development of the diagnostic, Dr. Brolo’s research team, well known for their historical work in the development of diagnostics for the Zika virus, has designed and 3D-printed a reader prototype enabling the use of the diagnostic application within a standard mobile phone.

As a prototype proof of concept, the research team at the University of Victoria has demonstrated significant and detectable color change when testing the use of the diagnostic with a commercial mobile phone app. The test has been further validated using an assay demonstrating the flow of validated human IgG antibody samples across the surface of the nanoparticle-coated strip containing SARS-CoV-2 antigen.

Antibodies developed for diagnostic purposes require broad epitope coverage, high specificity, low background noise and heightened affinity. Monoclonal antibodies with these characteristics can detect nuanced differences between similar molecules more readily, to avoid false positive results.

The rabbit’s immune system is unique in that it creates highly diverse repertoire of antibodies via its unique gene conversion mechanism and the antibodies themselves have more variation in length and sequence compared to rodents and humans. Rabbit antibodies can identify epitopes on molecules that are non-immunogenic in other species.

The combination of ImmunoPrecise’s B cell Select™ platform and the rabbit’s immune system produces antibodies particularly useful for applications that require extremely low background to allow for the detection and verification of low-level biomarkers with little to no-cross reactivity. IPA has performed over 150 successful diagnostic rabbit B cell programs, many of which have been for point of care lateral flow assays.

“Rabbit monoclonal antibodies developed via our B cell Select™ platform consistently provide panels of highly specific, non-cross-reactive antibodies which are adaptable to any immunodiagnostic format,” states Dr. Andra Li, Scientific Director and co-developer of B cell Select™.

Upon successful commercialization of the diagnostic kit, ImmunoPrecise has committed to paying 5% of Global Net Revenue to the University of Victoria.

About Brolo Group

Dr. Alexandre G. Brolo is a professor at the University of Victoria in Canada where he directs an innovative, multidisciplinary and high-impact research program that spans the areas of nanotechnology, surface spectroscopy, electrochemistry and bioanalytical chemistry. Dr. Brolo’s research is centered on the optical and spectroscopic properties of metallic nanostructures that support a physical phenomenon called “surface plasmon excitation”. His work explores the fabrication, characterization, and application of these metallic nanostructures in biosensing and in enhanced spectroscopy, particularly in their use for remote chemical sensing and in combination with microfluidics. Dr. Brolo has published more than 150 research papers in top international journals and conference proceedings and presented on numerous occasions.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to detect SARS-CoV-2 or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended July 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

c  View original content to download multimedia:

http://www.prnewswire.com/news-releases/ipa-delivers-lead-candidate-antibodies-from-b-cell-select-platform-for-at-home-sars-cov-2-diagnostic-test-301148321.html

SOURCE ImmunoPrecise Antibodies Ltd.

c  View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/08/c9192.html

%SEDAR: 00005542E

For further information: For investor relations please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.